LINDQUIST & VENNUM P.L.L.P.
          4200 IDS Center
          80 South Eighth Street
          Minneapolis, MN 55402
          Telephone: 612-371-3211
          Fax: 612-371-3207
          Ronald D. McFall
          612-371-3551


          May 11, 2000

          Mr. John D. Clopper
          Mail Stop 0308
          Division of Corporation Finance
          Securities and Exchange Commission
          450 Fifth Street, NW
          Washington, DC 20549

          Re: Farwest Group, Inc.
          Second Amendment to Form 10-SB Filed November 29, 1999 and Amended February 14, 2000
          File Number 0-28291

          Ladies and Gentlemen:

          With this filing, you will find a blacklined copy of Amendment Number 2 to Form 10-SB filed by FarWest Group, Inc. through Edgar on May 11, 2000. The amendment to Form 10-SB reflects revisions responding to comments regarding the Form 10-SB received in a letter from the staff dated March 30, 2000. Listed below you will find the text of the comments as well as the company's response. Please contact me at your convenience with any additional comments on questions.

          SEC Comments:

          Item 1. Business
          General

          COMMENT 1:Please clarify the relationship between Lawrence Livermore Laboratory, the University of California, and the U.S. Government with respect to ownership of the patents. It is our understanding that the U.S. Government is rarely, if ever, the holder of a patent. The Patent and trademark Office's website lists two patents relating to capacitive deionization technology, but the assignee" of the patents is the Regents of the University of California. The U.S. Department of Energy appears to e  a licensee.  Finally, we note your statement on page 6 that
           the   basic  carbon  aerogel   patent  is  owned   by  the  U.S.
          Government[.]"  Please clearly and succinctly identify the rights of the company and the above-mentioned parties.

          RESPONSE:Complied. The Regents ("The Regents") of the University of California, under its U.S. Department of Energy Contract ("No. W-7405-ENG-48") manages and operates the Lawrence Livermore National Laboratory. The Regents is a corporation organized and existing under the laws of the State of California, with its principal office at 300 Lakeside Drive, Oakland, CA. Certain copyrightable works and inventions, characterized as capacitive deionization process using carbon aerogel electrodes and software to automate the deionization and regeneration process were made at Lawrence Livermore National Laboratory ("LLNL"). The U.S. Department of Energy ("DOE") entirely or in part sponsored development of the copyrightable works and inventions. Consequently, the license agreement and resulting license between The Regents and FarWest is subject to overriding obligations to the U.S. Government. The U.S. Government retains a paid-up, royalty free, nontransferable, worldwide, irrevocable license. As indicated in the license agreement filed as an Exhibit to the Form 10, FarWest Group is a non-exclusive license for the identified markets. Part I, Item 1, of the Form 10SB has been modified to include the information described above.

          COMMENT 2:Clarify whether the sale to ABB of 250,000 shares of stock that was expected to be completed on January 31, 2000 was accomplished.

          RESPONSE:Complied. The second purchase by ABB , 250,000 shares at $2.00 for $500,000, was completed in February, 2000. Part I,
          Item 1, has been revised to reflect the completion of that transaction.

          COMMENT 3:You state that if ABB exercises its option to purchase a number shares giving ABB control of the company, the "expectation" is that the purchase price will be the current market price. Clarify the basis for this expectation. Have there been any negotiations over purchase price? Do you have an agreement in principle or a memorandum of understanding? Could the company refuse to issue the stock at less that its current market price?

          RESPONSE:ABB gave the company notice in April, 2000 that it would not exercise the March 30 and April 30, 2000 equity options; therefore, all future rights and options in the ABB Agreement were forfeited. Part I, Item 1, has been revised to reflect ABB's decision.

          COMMENT 4:State whether, as part of the shareholder agreement, the shareholders have agreed to vote their shares in favor of selling a license to the technology to ABB.

          RESPONSE:See  Response to  Comment No.  3.   Given the  change of
          circumstances  with   ABB,   the  information   requested   seems
          inapplicable to the Company's current situation.

          COMMENT 5:State whether the shareholder agreement controls, in any way, the voting of shareholder-directors in their capacity as directors.

          RESPONSE:See  Response to  Comment No.  3.   Given the  change of
          circumstances   with  ABB,   the   information  requested   seems
          inapplicable to the Company's current situation.

          COMMENT 6:We note the ABB has an option to acquire FarWest's rights to the CDT technology through a purchase, exclusive license, or other arrangement. Please disclose any consideration that ABB would be obligated to pay FarWest to exercise this option. If no additional consideration would be required, clearly disclose that fact. Also, disclose any conditions to ABB's right to acquire the technology.

          RESPONSE:See  Response to  Comment No.  3.   Given the  change of
          circumstances   with  ABB,   the   information  requested   seems
          inapplicable to the Company's current situation.


          The Business, page 6

          COMMENT 7:Please give a brief description of the company's "internet resources."
          RESPONSE:Complied. As described under "The Business" FarWest out-sources the creation, operation, maintenance and ongoing activity of the Company's web site on the internet.

          COMMENT 8:Refer to our previous comments 10 and 11. Please disclose all material information regarding your three demonstration facilities and pilot plant. Disclose when you anticipate completing the projects, the intended use of the projects, the anticipated cost of each project, the source of financing for each project, and any other material information regarding these projects.

          RESPONSE:Complied. Page 6 has been modified to provide the requested information. The Arizona Public Services pilot is funded by the client. One-third will be paid on delivery in the second quarter of 2000 and the remainder on proof of operations. The Carlsbad contract is funded by FarWest Group, including installation. The projected cost for the CDT system is approximately $200,000 and is scheduled for June, 2000 installation. These projects are to be funded by ABB's equity payments and funds obtained through the private placement of company securities.

          COMMENT 9:You state on page 7 that you will be "significantly dependent" on your agreement with the Kingdom of Jordan. Accordingly, you must file the agreement as an exhibit. Refer to
          Part III, Item 2(6) of Form 1-A. Also, please disclose how you will generate revenue from the project in the Kingdom of Jordan.

          RESPONSE:Complied.   The Jordan  Letter Agreement is  included as
          Exhibit 10.4. Revenue will be generated from the sale of the CDT system as well as under an operating and services agreement. Disclosure to that effect has been added.

          Discontinued Operations   Well Drilling and Pump Services, page 8

          COMMENT 10:Please explain the consideration associated with this transaction more clearly. It is not clear why FarWest agreed to make a deferred payment of $270,000 when it was selling the stock to Pump Company management. It appears that the deferred guarantee payments are consideration for Pump Company management's assumption of all liabilities of the Pump Company. If so, it is not clear what consideration the Pump Company management paid for these shares. Please revise.

          RESPONSE:Complied. The "Discontinued Operations" section has been revised. The consideration the Pump Company management paid for the shares would equal $380,000 through the assumption of debt. Pump Company management assumed over $650,000 in liabilities, but is to receive only $270,000 in deferred payments. The difference, or consideration, is $380,000.

          COMMENT 11:Refer to our previous comment 12. You state on page 8 that you will make "deferred guaranteed payments" to the buyers of the Pump Company. Please state when you intend to make these payments.

          RESPONSE:Complied. Item 7, page 15, has been revised to indicate that as of January 31, 2000, the Company had paid to the Pump Company $200,000 according to the agreement. In addition, $70,000 has not yet been paid, but will be paid to the Pump Company when the Company receives a significant equity investment enabling the payment to Pump Company.


          Item  2.    Management's  Discussion  and  Analysis  of  Plan  of
          Operation
          Operations for the Next Twelve Months, page 9

          COMMENT 12:Please discuss the extent to which your "business opportunities" for the next months will involve revenue generating projects. We note that some of your current projects will not generate revenue. Also, please refer to our previous comment 18. Please disclose any additional agreements or understandings you have entered into with potential customers.

          RESPONSE:Complied. The MD&A section has been revised. There have been no additional agreements with potential customers since the Form 10SB filings. All business opportunities which are being discussed with potential completion in year 2000 will generate revenue. The Company expects to enter into additional agreements in the second quarter of 2000. However, given the early stage of those negotiations, the Company believes that additional disclosure is inappropriate.

          COMMENT 13:We have reviewed the disclosure added in response to prior comment no. 13. In this regard, please specifically disclose how long you expect to be able to satisfy your cash requirements and continue operations without additional funding. Please also disclose that your auditors have noted there is substantial doubt about your ability to continue as a going concern. (A)

          RESPONSE:Complied. The "Financial Condition" section has been revised. Cash requirements have been and are expected to continue to be met through payment agreements such as the placements to ABB, pilot contracts, and private placements. One million dollars was received from ABB. In March, 2000, a private placement for $160,000 was completed. Confidential discussions are continuing with multi-national corporations for equity and strategic investments. The Company expects to complete an equity investment and marketing rights agreement with a leading Japanese multi-national corporation by the end of May.

          COMMENT  14:See prior comment 15.  We note your added disclosures
          on  pages  7 and  9 of  the Form  10-SB.   Please revise  to also
          discuss the following:

          a) The significant terms of your agreement with the Kingdom of Jordan. It is not clear how or when you will earn revenues. Are you presently incurring costs for the project: How are those costs treated and classified? Tell us in detail why your accounting is appropriate.

          b) For the first type of pilot project, discuss how you treat and classify costs. How do you expect to benefit from these projects? Is this just research and development, or do you have a contract with another party?

          c) Do you have any other revenue generating pilot projects besides the one with the Kingdom of Jordan? The disclosure on page 9 makes it sound as if you do.

          d)  What is a gain contract?

          e) Why do you earn revenue from a pilot project? What are the significant terms of your agreements and how do you record these revenues and why?

          f)  What happens when the pilot project ends? (A)

          RESPONSE:The  MD&A section has been revised.  The company and its
          auditors  provide   the  following  responses  to  the  questions
          presented in the staff's comment 14.

          a) As stated above, the Letter of Intent with the Kingdom of Jordan is attached as an exhibit. As indicated above, the Company earns revenue when the project is completed. Costs are expensed on a job cost basis as incurred.

          b) In the first pilot project concept all costs, including manufacturing, installation, and operations are classified as development costs. The Company utilizes the results to continue the enhancement of its technology. Information gained from this type pilot will be incorporated in future products. All work is conducted by the Company.

          c) Arizona Public Services will generate revenue upon completion of the pilot in the second quarter 2000.

          d) The company defines a "gain contract" as a contract utilizing the pilot as a proof of concept to obtain additional revenue contracts.

          e) The Company earns revenue when the pilot is operational and the client makes the final payment for the system.

          f)The  customer either pays for  the system or  the Company takes
          the  system back.   The  Company's goal  is to  use the  pilot to
          attempt to sell larger capacity systems.

          COMMENT 15:You have added disclosure to Note 1 to the financial statements in response to prior comment no. 33 which states that receivables at September 30, 1999 were loans to potential joint venture partners and that at December 31, 1998 receivables represented cash advanced to a professional services organization to support an international business opportunity. You should provide a discussion in MD&A and Business regarding the potential joint venture and the potential business opportunity as well as the loans made to these parties. Also disclose the significant terms of the loans and tell us why you reflect the amounts as current. (A)
          RESPONSE:The December 31, 1998 receivable was collected from the consultant in 1999. There was no activity, revenue, contracts or investments received from the consultant.

          The receivable of September 30, 1999, has since been written off.


          Limited Operating History, page 10

          COMMENT 16:Please provide an estimate of the amount you intend to spend on research and development in the next twelve months. See
          Item 303 of Regulation S-B.

          RESPONSE:The amount to be spent on Research and Development will be totally dependent on the availability of funds from sources such as private placements, pilot projects and other strategic alliances. First quarter 2000 is expected to reflect a minimum of $400,000 of development expenditures. This is expected to be the minimum quarterly rate for the year 2000 assuming that resources are available for such efforts.

          COMMENT 17:Refer to our previous comment 14. We note your statement on page 10: "As disclosed above, the Company recently expanded its facility . . ." Please tell us where you disclosed this information, or provide the information requested by previous comment 14.

          RESPONSE:In Item 1, Business, General, at the end of page 2 states that "FarWest in July, 1999 expanded its facilities to include general administration offices and a pilot manufacturing facility."

          COMMENT  18:Refer to  our previous  comment 20.   Supplementally,
          tell us your plans to sell stock of your company to the two "international corporations." We may have further comment.

          RESPONSE:FarWest Group, Inc. is in discussions with two international corporations to enter into private placements of the Company's Common Stock. The current discussions are subject to confidentiality agreements which prevent public disclosure. One proposed agreement is for $500,000 at $2.50 per share; the second is for one to one and one-half million dollars at $3.00 per share.

          Other Business Matters, page 11

          COMMENT 19:We do not understand the following sentence: "The expenditures required to allow the Company to comply with Environmental Protection Agency statutes and regulations must be included in any financing package obtained to establish the manufacturing facilities which will become subject to the environmental regulations." Please clarify. The fact that you will consider the impact of environmental laws and regulations in the course of obtaining financing does not mean that such laws and regulations will not have a material impact on your company.

          RESPONSE:Complied. We have revised the "Other Business Matters" section to indicate that, although environmental compliance will be a material cost, financing to deal with those costs must be included in any financing transactions. We have disclosed this requirement to all potential manufacturing partners or investors.

          Item 5.  Directors and Officers of the Registrant, page 12

          COMMENT 20:Please update the "All Officers and Directors as a Group section in the Security Ownership table. Currently, the line-item indicates September 30, 1999.

          RESPONSE:Complied.  See page 12.

          COMMENT 21:You state in Item 4 that the Item 5 table includes beneficial owners of more than five percent of your common stock. We note that you have excluded ABB from this table, however, disclosure on page 4 indicates that ABB acquired 250,000 shares as of December 31, 1999 and an additional 250,000 shares as of January 31, 2000. Please update the table to reflect holdings as of a more recent date, and include ABB in the table.

          RESPONSE:Complied. We have revised the table to include ABB. Please note that Items 4 and 5 were correct as of December 31, 1999. At that date, no other parties, including ABB, were beneficial owners of more than five (5%) percent of its common stock. ABB did not become a five (5%) percent owner until February, 2000; that ownership is included in the updated table reflecting March 31, 2000 ownership.

          COMMENT 22:We note your responses to previous comments 25 and 28. You state on page 13 that none of the officers or directors listed in the stock ownership table has any options to acquire additional securities within the next sixty days. This statement appears to be inconsistent with the disclosure on page 16, which indicates that your outside directors have been granted options to acquire 100,000 shares of common stock, and that one-third of those options vested on the grant date. Please revise or advise.

          RESPONSE:As stated on Page 13 of the Form 10SB, no officer or director listed in the foregoing table has any options, warrants, conversion rights or privileges to acquire additional shares which are exercisable during the sixty (60) days after the date hereof. Outside Directors receive options for 100,000 shares as stated, with one-third vesting at the beginning of each annual term. The two outside directors began their terms in 1996 and 1997, and their options have been exercised. New directors and terms will be approved at the May, 2000 shareholders' meeting.

          COMMENT 23:Please disclose the age of each of the non-employee directors you identify on page 14.
          RESPONSE:The age of each non-employee director is listed in the table in Item 5: Directors and Officers of Registrant.

          Item 7.  Certain Relationships and Related Transactions, page 16

          COMMENT 24:Refer to our previous comment 30. Please identify the members of "Pump Company Management" that participated in the spin-off.

          RESPONSE:Complied. This section of the Form 10SB has been revised. Pump Company management includes Channa Crews (Mr. Clark Vaught's wife), Chris Wortman, Joel Rodrigues, and Brian Vaught (Mr. Clark Vaught's brother).


          Part II
          Item 1. Market Price for Registrant's Common Stock and Related Stockholder Matters

          COMMENT 25:Discuss the impact of "Penny Stock" rules under the Securities Exchange Act of 1934 on the ability of broker-dealers to sell your shares. Refer to Rules 15g-1 through 9 of the Exchange Act.

          RESPONSE:Complied.    Part  II,  Item  1,  has  been  revised  to
          reference Rules 15g-1-9.


          Item 4. Recent Sales of Unregistered Securities, page 19

          COMMENT 26: Refer to our previous comment 53. We restate that comment in its entirety. It appears that you still have not disclosed various sales of unregistered securities completed in the last three years. We note in particular the shares you have issued to ABB and the convertible debt you issued in December 1997 and January 1998. In addition, some of your disclosure is incomplete. For example, disclose the aggregate consideration for the July 1999 issuance of 253,332 shares of common stock, and the person or class of persons to whom the securities were sold. Disclose all other information required by Item 701 of Regulation S-B.

          RESPONSE:Item 4 has been revised.


          Part III
          Item 1, Index to Exhibits

          COMMENT 27:Renumber your exhibits so that they conform to the requirements of this Item.

          RESPONSE:The exhibit numbering has been modified to conform to the Form 10SB requirements.

          COMMENT 28:Please file the agreements between ABB and Mr. Vaught, Mr. Talley and Mr. Sheppard as exhibits to the registration statement. Also, file a copy of your license agreement with Lawrence Livermore.

          RESPONSE:Due to the termination of the relationship with ABB, the Company does not believe these agreements to be material contracts. Lawrence Livermore license was filed in the initial Form 10SB filing as Exhibit 10.1.

          The following responses to the staff's comments number 29 through 40, inclusive, were provided by the Company and its independent auditors.

          Financial Statements
          Statements of Operations, page 25

          COMMENT 29:We note your response to prior comment no. 34 which states that you have revised the financial statements to comply with our comment by including in parentheses after general and administrative expense a reference to the stock-based compensation excluded. Based on a review of the Statement of Operations, we are unable to locate this change. Please revise to make this change in the next amendment. (A)

          RESPONSE:Complied. The revision referenced in the response to prior comment no. 34 inadvertently did not appear in the statement of operations. The statement of operations has been adjusted to reflect this change.

          COMMENT 30:We note your response to prior comment no. 35 which states that you have revised the statement of stockholders' equity for the period ended September 30, 1999 to reconcile the amount of shares issued for services to the statement of operations and the statement of cash flows and that the difference related to amounts of compensation accrued in 1998. We are still unable to determine how the $69,405 reflected as common stock and options issued for services during the year ended December 31, 1998 was derived. Please revise Note 6 and/or the statement of stockholders' equity to clarify this. You should also clarify in Note 6 that $218,225 of the $287,630 reflected as Total for 1999 was actually accrued during the year ended December 31, 1998 and to state where the amount is reflected in the Statement of Operations. (A)

          RESPONSE:The revision referenced in the response to prior comment no. 35 inadvertently did not appear in the statement of changes in stockholders' equity. The statement of stockholders' equity has been adjusted to reflect this change.

          Statement of changes in Stockholders' Equity, page 26

          COMMENT 31:We  have reviewed your  response to prior  comment no.
          36. We note that you have stated that you valued these shares at $.175 per shares which was derived by discounting the low bid price for the first quarter of $.25 per share by 30% based on the two-year trade restrictions and the thin market in the shares.
          We believe that discounting the stock starting from the low bid price is not appropriate and not consistent with the guidance set forth in paragraph 10a of the APB Opinion No. 25. It appears that you had cash sales of your stock at prices of $.31 to $.50 per share and conversions of debt at $.50 per share during 1999 as well as cash sales of your stock at $.36 in 1998. In a thin trading market we believe that you should consider various factors including stock prices and cash sales to unrelated parties in determining fair value. In this regard, you should revise the financial statements to record shares issued for services at the undiscounted fair value of the stock. You should tell us what the actual stock prices for transactions between unrelated parties were during these periods. If you determine fair value to be less than $.31 per share, you should tell us supplementally why the company's stock was worth more in March, 1999 than in January, 1999 and provide management's view of what specific events caused the increase in the fair value of the stock. We may have further comment after reviewing your response. (A)

          RESPONSE:The Company has considered the Staff's comments and the guidance in APB 25 and has restated the financial statements for 1998 and 1999 to value the stock issued at $.25 per share, which was the undiscounted value of the stock at the date of issue. The value of the stock increased beginning in early March 1999 specifically as the result of a Business Week article on the Company's CDT technology.

          COMMENT 32:We also note in your response to prior comment no. 36, that you stated that management of the company had agreed to compensate certain officers, employees and consultants beginning in 1998 by promising to issue shares of company stock in the future, but that because the Company did not keep complete time records of its employees with which to determine a fair value of the services rendered each period, the Company has utilized the fair value of the shares at the date of issue and allocated the value to expense on a pro rata basis during the periods ended December 31, 1998 and September 30, 1999. Since you have stated that you do not have complete time records for your employees, tell us how you determined the allocation of the value to expense on a pro rata basis. Tell us how this is in compliance with GAAP. Also, have your auditors tell us how they were able to obtain sufficient competent evidential matter to satisfy themselves that the expense is reflected in the proper periods.
          (A)

          RESPONSE:The Company has utilized the guidance in FAS No. 123, paragraphs 8, 9 and 10 regarding valuing the subject stock issued to employees and non-employees. The fair value of the equity instruments issued were deemed more reliably measurable than the fair value of the services provided for the shares. As previously explained, management of the Company has agreed to compensate certain officers, employees and consultants beginning in 1998 by promising to issue shares of Company stock in the future. Because the Company did not keep complete time records of its employees or have salary agreements with them or agreements with consultants with which to determine a fair value of the services rendered each period, the Company has utilized the fair value of the stock at the date of issue and allocated the value to expense on a pro rate basis during the periods benefited by the services. The pro rate basis was used based on the period of time each employee or consultant committed to the Company. Some were for fifteen months, others for lesser periods of time. The Company's auditors' response to the Staff's request is attached.

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

          Note 1.  Summary of Significant Accounting Policies, page 28

          COMMENT 33:We have reviewed your response to prior comment no. 37 in which you state that Note 1 has revised to clarify that FarWest Pump Company was acquired through a reverse acquisition. We have reviewed the revised disclosure and do not see this disclosure. Please revise the filing to state how FarWest Pump Company was acquired. (A)

          RESPONSE:Note 1 has been revised to explain that the Pump Company was part of the reverse merger by way of a triangular merger with Pro Vantage.

          COMMENT 34:We have reviewed your response to prior comment no. 38 which states that pilot plant revenue will be recognized upon completion for Arizona Public Services and the Kingdom of Jordan. Deposit and progress payments will be classified as pre-paid liabilities until project acceptance, as which time they will be recognized as revenue and non-revenue generating pilot project items will be expenses. Based on your response it appears that you are planning to account for the revenue side of these contracts on the completed-contract method, however, it is unclear how you plan to account for contract expenses. Please tell us what accounting literature you are relying upon and why this method is appropriate. Explain in more detail the significant terms  of your  arrangements under  these agreements.
          (A)

          RESPONSE:The Company anticipates utilizing the completed contract method to account for its revenue-producing contracts, at least in the early stages of its revenue life cycle. This is because it is anticipated that the Company will not be able to dependably estimate its costs until it has much more experience in its production. The Company would accumulate contract costs of contracts in process until the contract is substantially completed. It is anticipated that general and administrative costs would be expensed as period costs.

          Arizona Public Service has paid $15,000 at the signing of the contract, $15,000 will be collected upon delivery and $13,000 will be collected on successful operation of the project. Final contract terms of the Jordan contract are presently being negotiated; however, the present proposal would require a $300,000 deposit upon signing of the contract.


          Note 2.  Discontinued Operations, page 32

          COMMENT 35:We note that you have added disclosure to Note 2 to state that the $200,000 was paid to Pump Company on January 31, 2000 and that the $70,000 will be paid on March 31, 2000, however, you have not stated whether you need or used additional financing in order to pay these amounts. Please revise the disclosure to specifically provide this information as previously requested. Refer to prior comment no. 42. (A)

          RESPONSE:The  $70,000 has not yet  been paid.   The disclosure in
          Note 2 has been revised to explain that additional equity funds must be raised to satisfy the liability.


          Note 5, Convertible Debt

          COMMENT 36:We  have reviewed your  response to prior  comment no.
          44. You have stated that you have disclosed the maturity date of the debt in the Note, however, we are unable to locate the revised disclosure in Note 5. Please revise. (A)

          RESPONSE:Note 5 has been revised to be more specific regarding the maturity (and subsequent payment) of the convertible debt.


          Note 6, Capital Stock, page 33

          COMMENT 37:We  have reviewed your  response to prior  comment no.
          46. Tell us whether you valued the 410,000 options issued to settle a legal claim and for legal services using the Black-Scholes option pricing model or some other method. We note that the amount of expense you have recorded is exactly the amount you have stated was the fair value (stock price) of the underlying stock on the date of the option grant. We note that you have stated that you used the Black-Scholes option pricing model, is it a coincidence that the fair value of the options is the same as total number of options times the stock price on the date of the grant before consideration of the exercise price of the options. In addition, as previously requested, disclose the reason these options were granted to non-employees. (A)

          RESPONSE:The 410,000 options were valued using the Black-Scholes option pricing model. The disclosure in the paragraph immediately following the options table regarding value of shares was misleading and has been removed. It is a coincidence that the Black-Scholes model calculates the value of the options as equal to the stock price at the date of the grant. This anomaly is apparently a result of the high volatility of the stock price. Disclosure has been made of the reasons the options were granted to non-employees (for legal services and to settle a legal action.)

          COMMENT 38:We  have reviewed your  response to prior  comment no.
          47. As previously requested provide support for the values you used in determining expense for these services. Your response should provide the actual stock prices during these periods (for transactions between unrelated parties), volume of trading, cash sales and how you derived fair value. As we have indicated above, it does not appear appropriate to discount the stock 30% for the restrictions. We would expect only a minimal discount to be reflected. Please provide support as to why a 30% discount is appropriate. Refer to paragraphs 8 through 10 of FAS 123. (A)

          RESPONSE:As  explained  in  the   response  to  Comment  31,  the
          financial statements have been restated to reflect the value of the shares issued at $.25 per

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
          share, which was the undiscounted value of the stock at the date of issue.

          COMMENT 39:We note the disclosure added in response to prior comment no. 48. Tell us supplementally and disclose whether you discounted the stock from its trading price to arrive at the $.25 per share value. Why did you choose a value of $.25 and not $.50? (A)

          RESPONSE:The 1,200,000 shares issued to a shareholder in 1997 were valued at $300,000 based on the stock price at the time of $.25 (undiscounted) during July 1997 when the negotiations were completed between the Company and the shareholder. The shareholder agreed to take the shares as a reduction of $300,000 in the Company's payable to him. A consultant to the Company also agreed that $300,000 was a fair value.

          Note 7.  Commitments and contingencies, page 36

          COMMENT 40:See prior comment 50. We note your revised disclosure in response to our prior comment. It is not clear to us how you determined the fair value of your convertible debt. Please show us your calculation. (A)

          RESPONSE:The calculation of the convertible debt is attached. The disclosure in Note 7 has been revised.

          Please  contact me at (612) 371-3551 or if you have any questions
          or  need additional information.   Thank you in  advance for your
          assistance.

          Very truly yours,

          LINDQUIST & VENNUM p.l.l.p.


          _____________________________
          Ronald D. McFall

          RDM:jep
          Enclosures

          May 8, 2000



          Securities and Exchange Commission
          Washington, D. C.

          Re:  FarWest Group, Inc., Second Amendment to Form 10-SB
                 File Number 0-28291

          Gentlemen:

          In response to the Staff s comment number 32, regarding have the auditors tell us how they were able to obtain sufficient competent evidential matter to satisfy themselves that the expense is reflected in the proper periods, following is our response:

          In reviewing the Company s utilization of the guidance in SFAS No. 123, paragraphs 8, 9, and 10 regarding valuing the subject stock issued to employees and nonemployees, we concurred that the fair value of the equity instruments issued were deemed more reliably measurable than the fair value of the services provided for the shares. As explained in their letter to the Staff, management of the Company had agreed to compensate certain officers, employees and consultants beginning in 1998 by promising to issue shares of Company stock in the future. Because the Company did not keep complete time records of its employees or have salary agreements with them or agreements with consultants with which to determine a fair value of the services rendered each period, the Company has utilized the fair value of the stock at the date of issue and allocated the value to expense on a pro rata basis during the periods benefited by the services. The pro rata basis was used based on the period of time each employee or consultant committed to the Company. Some were for fifteen months, others for lesser periods of time. Our audit work was based first on determining the appropriate use of the accounting principle by reviewing the literature. Determining the proper periods to which to allocate the costs was audited by discussions with certain employees, on a test basis, to determine their understanding of the agreement and to confirm their employment for the period of time to which the expense was allocated. As explained by the Company, the allocations were for periods ranging from nine to 21 months. We also confirmed that neither the employees nor the Company kept accurate records of time worked and, due to lack of adequate cash flow, the employees were only receiving sporadic paychecks. We believe we obtained sufficient competent evidential matter to support the allocation of the expense.

          Very truly yours,

          /s/ Jackson & Rhodes P.C.

          Jackson & Rhodes P.C.

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